BEST AVAILABLE COPY

SEC MAIL PROCESSING RECEIVED MAY 30 2002 WASH. D.C. 152 SECTION

02038021

PE 5/30/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of May, 2002

PROCESSED
JUN 04 2002
THOMSON
FINANCIAL P

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

Documents Included as Part of this Report

No.	Document
1.	Press Release dated May 28, 2002: DataMirror Bid for Idion Extended
2.	Press Release dated May 28, 2002: DataMirror Reports Improved Profitability for First Quarter of Fiscal 2003

Document 1

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: (905) 415-0310
FAX: (905) 415-0340
Web Site: www.datamirror.com

For Immediate Release

DataMirror Bid for Idion Extended

TORONTO, CANADA -- (May 28, 2002) -- DataMirror (Nasdaq: DMCX; TSE: DMC), the single largest shareholder in Idion Technology Holdings Limited ("Idion"), today announced that its offer to Idion shareholders for R1.80 per ordinary ("common") Idion share is now unconditional. The offer is therefore no longer conditional upon DataMirror receiving valid acceptances for 50% plus one share of the Idion issued share capital, and has been extended until further notice.

DataMirror currently owns 35.2% of Idion common shares acquired at an average cost of R1.16/share and has acceptances for another 1.5% at the offer price of R1.80, to bring its total holdings in Idion to 36.7% acquired for a total cost of approximately Cdn. $7.4 million.

About DataMirror
DataMirror (Nasdaq: DMCX; TSE: DMC) delivers LiveBusiness™ software solutions that let customers integrate data in real-time across their enterprises. DataMirror's comprehensive product family unlocks *the experience of now*™ by providing the instant data access, integration and availability customers demand today across all computers in their business.

Over 1,600 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

Media and Financial Contacts:

Peter Cauley
Chief Financial Officer
DataMirror Corporation
E-mail: pcauley@datamirror.com
Phone: 905-415-0310 ext. 271
Fax: 905-415-0340

Tracy Staniland
Director of Marketing
DataMirror Corporation
E-mail: tstaniland@datamirror.com
Phone: 905-415-0310 ext. 274
Fax: 905-415-5196

Karen Quatromoni
PR Contact
Rainier Corporation
E-mail: karenq@rainierco.com
Phone: 978-464-5302 ext. 150
Fax: 978-464-2968

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

Copyright 2002 DataMirror Corporation. All rights reserved. DataMirror, , LiveAudit, LiveBusiness, iReflect, Transformation Server, iCluster and *The experience of now* are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

###

Document 2

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: (905) 415-0310
FAX: (905) 415-0340
Web Site: www.datamirror.com

For Immediate Release

DataMirror Reports Improved Profitability for First Quarter of Fiscal 2003

- *Adjusted net income of $0.06 per share*
- *Cash flow from operations of $3.8 million*

TORONTO, CANADA -- (May 28, 2002) -- DataMirror (Nasdaq: DMCX; TSE: DMC), a leading provider of enterprise application integration and resiliency solutions, today announced its financial results for the first quarter of fiscal 2003.

Revenue for the quarter ended April 30, 2002 ("Q1 fiscal 2003") was $14,142,000, as compared to $13,545,000 for the quarter ended April 30, 2001 ("Q1 fiscal 2002"), an increase of 4.4%. Adjusted net income (excluding the pro rata share of losses resulting from the Company's investment in PointBase, Inc. ("PointBase") and amortization of intangibles) was $637,000 or $0.06 per share, compared to adjusted income on the same basis of $29,000 or $0.00 per share for Q1 fiscal 2002, an increase of 2096.6%. Net loss in Q1 fiscal 2003 was $947,000 or ($0.08) per share compared to net loss of $2,008,000 or ($0.17) per share for Q1 fiscal 2002. Cash flow from operations for Q1 fiscal 2003 was $3,832,000 or $0.34 per share. Cash, cash equivalents and short-term investments stood at $39,357,000 or $3.43 per common share at the end of the quarter.

Revenue from licence sales was 50.2% of total revenue in Q1 fiscal 2003 with a gross margin of 99.2%, as compared to 46.5% of total revenue and gross margin of 99.0% in Q1 fiscal 2002. Gross margin on maintenance and services was 55.7% in Q1 fiscal 2003, as compared to 48.2% in Q1 fiscal 2002. Overall gross margin for Q1 fiscal 2003 increased to 77.5% from 71.8% for Q1 fiscal 2002. Operating expenses for Q1 fiscal 2003 were $11,020,000 compared to $10,866,000 for Q1 fiscal 2002. Total costs, including costs of revenue, were $14,196,000 for Q1 fiscal 2003, down significantly from $14,683,000 in Q1 fiscal 2002. Total headcount was 311 at April 30, 2002 as compared to 327 at April 30, 2001, and up slightly from 305 at the end of the last quarter of fiscal 2002.

"We are very satisfied with our first quarter results," commented Peter Cauley, CFO of DataMirror. "Despite challenging industry conditions, revenue grew by over 4% compared to the first quarter of last year, with licence revenue up by 13%. Cash flow continues to be positive and the ending DSO of 66 days is the lowest in the Company's history. We continue to tightly monitor spending. Total costs were down by over $300,000 from the previous quarter and are at their lowest level in six quarters."

In the first quarter of fiscal 2003 the Company achieved the following milestones:

- **Added 34 new customers** – New customers contributed 36% of licence revenue for the quarter. Key customer wins included Alliance Data Systems Inc., Boehringer Ingelheim GmbH, Household International, Mellon Bank Corporation, Safeguard Business Systems, Seta Corporation, Werner Company and zipRealty Inc.

- **Announced reseller agreement with IBM Mexico** – The Company signed a reseller agreement with IBM Mexico under which IBM Mexico will market and support the Company's products in Mexico.
- **Won iSeries 2002 Editors' Choice Apex Award** – The Company's Transformation Server software was selected from more than 120 entrants as the winner of the iSeries News Editors' Choice Apex Award in the "Data and Knowledge Management" category. The Editors' Choice awards are determined by a panel of independent judges comprised of technical editors, editors and industry professionals, and recognise innovative and industry leading products that use one or more IBM e-business software technologies.
- **Awarded a $1.2 million Pervasive Gateway contract by Bell Canada** – The Company was awarded a $1.2 million contract to supply its Pervasive Gateway mobile computing software to Bell Canada to extend SAP to Bell's field technicians via mobile devices and networked computers.
- **Released iCluster Resiliency Software for EMC Symmetrix** – The Company joined the EMC Developers Program and released iCluster for EMC Symmetrix, a new version of the DataMirror application-aware resiliency software that is interoperable with EMC Symetrix Remote Data Facility and TimeFinder software. iCluster for EMC Symmetrix will help customers achieve the highest possible levels of data and application availability, resiliency and reliability for EMC iSeries environments.
- **Appointed new UK Director of Sales** – The Company appointed John Dorling to the role of Director of UK Sales. Based in DataMirror's European headquarters in London, England, Dorling will lead the UK Sales team in developing and implementing effective sales and marketing strategies to champion the ongoing adoption of DataMirror LiveBusiness solutions in the UK and European markets.

"The company executed well in many areas during the first quarter," commented Nigel Stokes, CEO of DataMirror. "Given the current operating climate, we were pleased to see year over year revenue growth in our first quarter. New products performed well, our LiveAudit solution is beginning to make a significant contribution to licence revenue and we were successful in landing our first iReflect customer. We also landed a large Pervasive Gateway contract with Bell Canada, which should contribute to our revenue as it is rolled out over the next few quarters. Our large customer base and recurring revenue streams, commitment to cost control and strong balance sheet provide the company with a business model that can withstand the pressure of the current economic environment."

Business Outlook:
In the second quarter of fiscal 2003, DataMirror expects revenue to be in the range of $14.2 to $15.0 million. Adjusted net income (excluding the pro rata share of losses resulting from the Company's investment in PointBase, Inc. and amortization of intangibles) is expected to be in the range of $0.04 to $0.08 per share.

About DataMirror
DataMirror (Nasdaq: DMCX; TSE: DMC) delivers LiveBusiness™ software solutions that let customers integrate data in real-time across their enterprises. DataMirror's comprehensive product family unlocks *the experience of now™* by providing the instant data access, integration and availability customers demand today across all computers in their business.

Over 1,600 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

Media and Financial Contacts:

Peter Cauley
Chief Financial Officer
DataMirror Corporation
E-mail: pcauley@datamirror.com
Phone: 905-415-0310 ext. 271
Fax: 905-415-0340

Tracy Staniland
Director of Marketing
DataMirror Corporation
E-mail: tstaniland@datamirror.com
Phone: 905-415-0310 ext. 274
Fax: 905-415-5196

Karen Quatromoni
PR Contact
Rainier Corporation
E-mail: karenq@rainierco.com
Phone: 978-464-5302 ext. 150
Fax: 978-464-2968

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

Copyright 2002 DataMirror Corporation. All rights reserved. DataMirror, , LiveAudit, LiveBusiness, iReflect, Transformation Server, iCluster and *The experience of now* are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

###

DataMirror Corporation
Consolidated Balance Sheets
(Thousands of CDN$)

	April 30, 2002	January 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$39,357	$9,073
Short-term investments	0	27,422
Accounts receivable	10,275	12,773
Prepaid expenses	1,671	1,747
Future income taxes	1,919	1,851
	53,222	52,866
Capital assets	3,775	3,702
Investment tax credits recoverable	2,308	2,440
Investments	6,951	7,495
Intangibles	12,377	13,100
	$78,633	$79,603
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$3,277	$3,855
Deferred revenue	15,186	14,583
Income taxes payable	9	0
Current portion of long-term liabilities	1,525	1,464
Current portion of capital lease obligations	125	138
	20,122	20,040
Future income taxes	1,103	1,106
Long-term liabilities	0	0
Capital lease obligations	78	98
	21,303	21,244
Shareholders' Equity		
Share capital		
Common shares (April 30, 2002 - 11,476,515 January 31, 2001 - 11,472,027)	64,795	64,740
Cumulative translation adjustment	(498)	(498)
Deficit	(6,967)	(5,883)
	57,330	58,359
	$78,633	$79,603

DataMirror Corporation
Consolidated Statements of Loss
(Thousands of CDN$, except per share data - unaudited)

	Three Months Ended April 30,	
	2002	2001
Revenue		
Licence	$7,104	$6,305
Maintenance	5,562	4,959
Services	1,476	2,281
	14,142	13,545
Cost of revenue		
Licence	57	65
Maintenance and services	3,119	3,752
	3,176	3,817
Gross margin	10,966	9,728
Operating expenses		
Selling and marketing	5,447	5,359
Research and development	2,619	2,538
General and administration	2,269	2,208
Amortization of intangibles	685	761
	11,020	10,866
Operating loss	(54)	(1,138)
Investment income	141	231
Income (loss) before income taxes	87	(907)
Income tax expense (recovery)	135	(175)
Loss before the under-noted	(48)	(732)
Equity loss from investment in PointBase, Inc.	(899)	(1,276)
Net loss	($947)	($2,008)
Basic loss per share	($0.08)	($0.17)
Weighted average number of shares outstanding (000's)	11,431	11,582

DataMirror Corporation
Consolidated Statements of Cash Flows
(Thousands of CDN$ - unaudited)

	Three Months Ended April 30,	
	2002	2001
Cash provided by (used in)		
Operating activities		
Net loss	($947)	($2,008)
Add (deduct) items not affecting cash:		
Amortization of capital assets	430	397
Amortization of intangibles	685	761
Loss from investment in PointBase, Inc.	899	1,276
Future income taxes	(68)	129
Non-cash interest expense	30	79
Non-cash foreign exchange loss	31	0
Non-cash operating expense	38	0
	1,098	634
Changes in non-cash working capital balances	2,734	6,167
	3,832	6,801
Investing activities		
Capital asset additions	(502)	(111)
Sale of short-term investments	27,422	0
Investment in Idion	(354)	0
	26,566	(111)
Financing activities		
Capital lease payments	(33)	(76)
Issuance of share capital	206	96
Repurchase of share capital	(287)	(727)
	(114)	(707)
Increase in cash and cash equivalents	30,284	5,983
Cash and cash equivalents		
Beginning of period	9,073	28,205
End of period	$39,357	$34,188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2002

DATAMIRROR CORPORATION

Peter Cauley
Chief Financial Officer